03014979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENERIC TRADING ASSOCIATES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SALVATORE RISI **(212) 332-2612**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
SECTION

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GENERIC TRADING ASSOCIATES, LLC

, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

Karen Crowe
Notary Public-State of New-York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Generic Trading Associates, LLC

Year ended December 31, 2002
with Report of Independent Auditors

Generic Trading Associates, LLC

Statement of Financial Condition

Year ended December 31, 2002

Contents

Ernst & Young
■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Generic Trading Associates, LLC

We have audited the accompanying statement of financial condition of Generic Trading Associates LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of Generic Trading Associates, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2003

Generic Trading Associates, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$132,882
Total assets	$132,882
Members' capital	$132,882

See accompanying notes.

Generic Trading Associates, LLC

Notes to Financial Statements

December 31, 2002

1. Organization

Generic Trading Associates, LLC (the "Company") is a Delaware limited liability company which commenced operations on August 21, 1995. The Company is a registered broker-dealer under the Securities and Exchange Commission Act of 1934, and is a member of the American Stock Exchange.

The Company's managing member is Generic Trading Inc. Nonmanaging members (Class "B" Members) enter into proprietary security transactions on most security exchanges with the capital they contribute upon admittance to the Company as a Class "B" Member. The Company's operating agreement provides for the reallocation to the managing member a negotiated percentage of the net income earned by the Class "B" Members. For the year ended December 31, 2002 Generic Trading Inc. was the only member of the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. All the security transactions of the Class "B" Members are cleared through another broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. Trading revenue is recorded net of clearing and execution costs.

Securities owned and securities sold, not yet purchased are valued at their quoted market prices with the resulting unrealized gains and losses reflected in Trading, net of clearing and execution costs, on the statement of operations and changes in members' capital, based on the last price on the securities exchanges on which they trade. At December 31, 2002 the Company did not have any positions in securities owned and securities sold, not yet purchased.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company.

4. Due from Clearing Broker

The clearing and depository operations for the Company's and its members' securities transactions are provided by a clearing broker pursuant to a clearance agreement.

The Company does not carry accounts for customers or perform custodial functions related to customer security transactions. The Company introduces all their security transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears the transactions.

For transactions in which the Company, through its clearing broker, extends credit to their members, the Company seeks to control the risks associated with these activities by requiring the Class "B" Members to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request additional collateral or they reduce security positions when necessary.

The Company has agreed to indemnify the clearing broker for losses, expenses, and cost that it may sustain from Class "B" Member accounts introduced by the Company. At December 31, 2002, there were no balances in member accounts to be indemnified by the Company to the clearing broker.

5. Concentration of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

6. Related Party Transactions

Administrative, office, accounting and overhead expenses to operate the Company were borne by an affiliated company.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition approximates their carrying value. At December 31, 2002, the Company's statement of financial condition consisted of cash and members' capital.

8. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of approximately $132,883, which was approximately $32,883 in excess of its required net capital of $100,000.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

9. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

9. Guarantees (continued)

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.